Exhibit 99.1

(1) By virtue of a Voting Agreement, dated as of November 19, 2003 (the "Voting Agreement"), between the Reporting Person and those shareholders of the Issuer listed therein, the Reporting Person may be deemed a beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of 927,129 common shares of beneficial interest, par value $0.01 per share, of the Issuer ("Common Stock") that are subject to the Voting Agreement. Pursuant to Rule 16a-1(a)(4) under the Act, the Reporting Person hereby states that this Initial Statement of Beneficial Ownership of Securities on Form 3 shall not be deemed an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of such shares of Common Stock. The Reporting Person does not have any pecuniary interest in such shares of Common Stock.